UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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ELI LILLY AND COMPANY
(Exact name of registrant as specified in its charter)

Indiana (State or Other Jurisdiction of Incorporation) Lilly Corporate Center (Address of Principal Executive Offices)	001-06351 (Commission File Number) Indianapolis, Indiana	35-0470950 (I.R.S. Employer Identification No.) 46285 (Zip Code)

Tiffany Benjamin (317-433-2588)
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Item 1.01. Conflict Minerals Disclosure and Report

Eli Lilly and Company (the “Company”) has concluded its conflict minerals reasonable country of origin inquiry and due diligence for the year ended December 31, 2015. In the course of the diligence process the Company has identified the use of two minerals covered by Rule 13p-1 under the Securities Exchange Act of 1934 (one tin-based and one gold-based) that are used in components provided by a supplier for one of the Company’s medical delivery devices. The details related to the Company’s due diligence process are outlined in the attached Conflict Mineral Report, filed herewith as Exhibit 1.02, also available on our Company’s website at: http://www.lilly.com/Responsibility/ethical-business/Pages/public-policy.aspx.

As provided by the Rule, this process did not include products that were not entered into the stream of commerce in the calendar year ended December 31, 2015, or products manufactured or contracted to be manufactured by entities acquired by the Company after April 2014.

The supplier that uses 3TG (specifically gold and tin) (and its respective suppliers) have represented to us that they conducted their own due diligence for the medical device that they manufacture. The supplier was unable to provide complete documentation regarding the country of origin or the smelters from which the gold and tin that is incorporated into the medical device is sourced. As a result of our supplier’s inability to provide us with this information, we had insufficient information from this supplier and were unable to conduct any diligence to determine the mine location of origin for the 3TG minerals used in the Lilly device.

At the end of 2014, we notified the supplier of those pens that we would be discontinuing those pens. In 2015, we packaged and sold some of the pens that remained in our inventory, generating a nominal amount of revenue; we continued to hold a small number of the pens in our inventory as of December 31, 2015. Our due diligence in connection with this conflict minerals report did not identify any other products containing 3TG minerals.

Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Item 2.01 Conflict Minerals Report

Exhibit Number      Description
1.01        Conflict Mineral Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
ELI LILLY AND COMPANY
(Registrant)

By:     /s/ Elizabeth O'Farrell

Name:    Elizabeth O’Farrell

Title:     Chief Procurement Officer

Dated:      May 24, 2016